T & G Apothecary, Inc

December 7, 2011

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Attn: Mrs. Pamela A. Long

Division of Corporation Finance

Mail Stop 3561

100 F. Street NE

Washington, D.C. 20549-7010

Re:	T & G Apothecary, Inc. Registration Statement on Form S-1/A File No. 333-173359

Dear Mrs. Long:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, T & G Apothecary, Inc (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1/A to 12:00 PM EST Eastern Standard Time on December 9, 2011, or as soon thereafter as is practicable.

The Company acknowledges the following:

  Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
  The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance. Please call with any questions.

T & G Apothecary, Inc.

By:

/s/ Carolyne Johnson

Carolyne Johnson

CEO/President

906 Thayer Drive

Gahanna, OH 43230- Phone: 702 528-1806